April 14, 2020

Fabian G. Deneault
Chairman and President
Digital Development Partners, Inc.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

       Re: Digital Development Partners, Inc.
           Amendment 1 to Current Report on Form 8-K
           Filed April 3, 2020
           File No. 0-52828

Dear Mr. Deneault:

       We have reviewed your filing and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Amendment 1 to Current Report on Form 8-K filed April 3, 2020

Audited Financial Statements, page F-9

1. Please note that your Form 8-K should be updated to include the audited financial statements of Blue Bird Potentials for the year ended December 31, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Claire
Erlanger, Staff Accountant, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.
 Fabian G. Deneault
Digital Development Partners, Inc.
April 14, 2020
Page 2

                                                  Sincerely,
FirstName LastNameFabian G. Deneault
                                                  Division of Corporation
Finance
Comapany NameDigital Development Partners, Inc.
                                                  Office of Manufacturing
April 14, 2020 Page 2
cc:       Eric J. Newlan
FirstName LastName